UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25
                       NOTIFICATION OF LATE FILING

(Check one):  X Form 10-K __ Form 20-F __ Form 10-QSB __ Form N-SAR

          For period ended: September 30, 1996

          [ ] Transition Report on Form 10-K and Form 10-KSB
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q and Form 10-QSB
          [ ] Transition Report on Form N-SAR
          For the transition period
ended

SEC File Number 0-24152
CUSIP Number   482530102

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________________

PART I-REGISTRANT INFORMATION

K.L.S. ENVIRO RESOURCES, INC.
--------------------------------------
Full Name of Registrant

--------------------------------------
Former Name if Applicable

3220 North Freeway
Fort Worth, Texas 76111
--------------------------------------
Address of principal executive office

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report, semi-annual report, transition report on
Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 X   (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III-NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

The annual report of the registrant on Form 10-KSB could not be filed because the registrant's independent certified accountant requires more time to complete the financial statements and render its opinion. See the attached letter from the accountant.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Raymond H. Kurzon, President      (817)          624-4844
      (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

 X  Yes    __ No


(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

__ Yes       X  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           K.L.S. ENVIRO RESOURCES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date     December 27, 1996                   By:  /s/ Raymond H. Kurzon
                                             Raymond H. Kurzon, President and
                                             CEO

Exhibit
Accountant's Letter


Weaver
&
Tidwell
307 West Seventh Street
Suite 1500
Fort Worth, Texas 76102
817.332.7905
F 817.429.5936


               December 27, 1996


Securities and Exchange Commission
Washington, D.C. 20549

Re: KLS Enviro Resources, Inc.

Gentlemen:

As of December 27, 1996, we are unable to issue our opinion on the consolidated financial statements of KLS Enviro Resources, Inc. because several items of documentation from third parties are in transit and have not been received and evaluated by us. Therefore, as of this date, our engagement is incomplete.

/s/ Weaver and Tidwell, LLP
WEAVER AND TIDWELL L.L.P.

/cm